UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)
Under the Securities Exchange Act of 1934

(Amendment No.  )*

Under the Securities Exchange Act of 1934

Resource America, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

761195205
(CUSIP Number)

Leon G. Cooperman
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 15, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 761195205	SCHEDULE 13D	Page 2 of 6

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Leon G. Cooperman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,979,187 Shares
	8	SHARED VOTING POWER 700,000 Shares
	9	SOLE DISPOSITIVE POWER 1,979,187 Shares
	10	SHARED DISPOSITIVE POWER 700,000 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,679,187 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 761195205	SCHEDULE 13D	Page 3 of 6

Item 1.	Security and Issuer
This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of Resource America, Inc. (the "Issuer").  The principal executive offices of the Issuer are located at One Crescent Drive, Suite 2013, Philadelphia, Pennsylvania 19112.
Item 2.	Identity and Background
(a) This statement is being filed by Leon G. Cooperman (the "Reporting Person").
(b) The principal business office of Mr. Cooperman is 11431 W. Palmetto Park Road, Boca Raton Florida 33428.
(c) Mr. Cooperman is, among other activities, an investor engaged in investing for his own account. Mr. Cooperman is the Managing Member of Omega Associates, L.L.C. ("Associates"), a limited liability company organized under the laws of the State of Delaware. Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles. Associates is the general partner of Omega Charitable Partnership L.P. ("Charitable LP"), an exempted limited partnership registered in the Cayman Islands. These entities are private investment firms engaged in the purchase and sale of securities for investment for their own accounts.  Mr. Cooperman is the ultimate controlling person of Associates. The principal business office of Associates and Charitable LP is 810 Seventh Avenue, 33rd floor, New York, New York 10019.
Mr. Cooperman has an adult son named Michael S. Cooperman. Mr. Cooperman has investment authority over Michael S. Cooperman accounts, including the Michael S. Cooperman WRA Trust dated 11/29/10.
(d), (e) During the last five years, the Reporting Person (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
The responses to Items 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.
The net investment costs (including commissions, if any) of the Common Stock owned by the Mr. Cooperman is approximately $20,272,562.52.  The source of funding for such transactions was derived from personal funds.
Item 4.	Purpose of Transaction
The responses to Items 3, 5 and 6 of this Schedule 13D are incorporated herein by reference.

CUSIP No. 761195205	SCHEDULE 13D	Page 4 of 6

The Reporting Person has engaged and may continue to engage in discussions with the Issuer and Issuer's management and board of directors, other stockholders of the Issuer and other interested parties that may relate to the business, management, operations, assets, capitalization, financial condition, strategic plans, governance and board composition and the future of the Issuer.
The Reporting Person may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss such actions with the Issuer and Issuer's management and the board of directors, other stockholders of the Issuer and other interested parties.
The Reporting Person intends to review his investment in the Issuer on a continuing basis. Depending on various factors and subject to the obligations described herein, including, without limitation, the Issuer's financial position and strategic direction, actions taken by the board, price levels of shares of Common Stock, other investment opportunities available to the Reporting Person, concentration of positions in the portfolios managed by the Reporting Person, market conditions and general economic and industry conditions, the Reporting Person may take such actions with respect to his investments in the Issuer as he deems appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments related to the Issuer or selling some or all of his beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing his intention with respect to any and all matters referred to in Item 4 of Schedule 13D.
Item 5.	Interest in Securities of the Issuer
(a), (b) The Reporting Person may be deemed to beneficially own 2,679,187 shares of Common Stock (the "Subject Shares").  The Subject Shares represent approximately 12.7% of the outstanding shares of Common Stock based on 21,169,060 shares of Common Stock outstanding as of November 2, 2015 as reported in the Issuer's Quarterly Report on Form 10-Q filed on November 9, 2015.
The Subject Shares consist of 300,000 Shares owned by Michael S. Cooperman, over which Mr. Cooperman exercises shared voting and dispositive power; 400,000 Shares owned by Michael S. Cooperman WRA Trust dated 11/29/10, over which Mr. Cooperman exercises shared voting and dispositive power; 779,187 Shares owned by Charitable LP., over which Mr. Cooperman exercises sole voting and dispositive power;  and 1,200,000 Shares owned by Mr. Cooperman, over which Mr. Cooperman exercises sole voting and dispositive power.

(c) The Reporting Person has not effected any transactions in shares of Common Stock in the past 60 days.
(d) Not applicable.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

CUSIP No. 761195205	SCHEDULE 13D	Page 5 of 6

Except as described herein, the Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person respect to any securities of the Issuer.
Item 7.	Material to be Filed as Exhibits.
None.

CUSIP No. 761195205	SCHEDULE 13D	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: December 24, 2015
LEON G. COOPERMAN

By	/s/ Leon G. Cooperman